Goldman Sachs & Co. LLC

200 West Street,

New York, New York 10282

Credit Suisse Securities (USA) LLC

11 Madison Ave

New York, New York 10010

March 18, 2021

VIA EMAIL & EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, N.E.

Washington, D.C. 20549

Attention: Maryse Mills-Apenteng

Re:	NextGen Acquisition Corp. II (the “Company”)
Registration	Statement on Form S-1 (Registration No. 333-253848)

Dear Ms. Mills-Apenteng:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join the request of NextGen Acquisition Corp. II that the effectiveness for the above-captioned Registration Statement on Form S-1 filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on March 22, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the preliminary prospectus dated March 19, 2021 (the “Preliminary Prospectus”) as of March 3, 2021 (as amended on March 11, 2021) as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
Name:	Olympia McNerney
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ryan Kelley
Name:	Ryan Kelley
Title:	Director

[Signature Page to Acceleration Request Letter]